Filed by Eagle Financial Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Eagle Financial Services, Inc.

File No. of Related Registration Statement (Form S-4): 333-299276

2 East Main Street Berryville, VA 22611-0391 (800) 650.8723 www.bankofclarke.bank

November 2, 2026

Dear Shareholder:

We recently mailed you proxy materials in connection with our upcoming Special Meeting of Shareholders to be held on Thursday, November 19, 2026. The purpose of this meeting is to approve the merger of Eagle Financial Services, Inc. and John Marshall Bancorp, Inc. and related matters. According to our records, we have not yet received your vote.

Your vote is very important, regardless of the number of shares you own. Please take a moment to vote your shares, preferably by internet as described on your proxy card and in the accompanying joint proxy statement/prospectus. If you do not have access to the internet, please vote by telephone as described on your proxy card or by signing and returning your proxy card in the envelope provided. If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this document or the enclosed proxy card, you should contact Regan & Associates, Inc. by telephone at (212) 587-3005 or by mail at 505 Eighth Avenue, Suite 800, New York, New York 10018.

The Board of Directors of Eagle Financial Services, Inc. recommends that you vote “FOR” the merger and each of the related proposals to be considered at the meeting.

Please disregard this letter if you have already voted your shares. Thank you for your cooperation and support.

Sincerely,

Brandon C. Lorey

President and Chief Executive Officer

PLEASE VOTE AND SUBMIT YOUR PROXY TODAY!

Additional Information About the Proposed Merger and Where to Find It

In connection with the proposed transaction between Eagle Financial Services, Inc. (the “Company”) and John Marshall Bancorp, Inc. (“John Marshall”), John Marshall filed with the SEC a registration statement on Form S-4 (File No. 333-299276) on October 2, 2026, as amended (the “Registration Statement”), which includes the joint proxy statement of John Marshall and the Company that also constitutes a prospectus of John Marshall (the “Definitive Joint Proxy Statement/Prospectus”). The Registration Statement was declared effective on October 16, 2026, and each of John Marshall and the Company commenced mailing of the Definitive Joint Proxy Statement/Prospectus to their respective shareholders on or about October 16, 2026. Each of John Marshall and the Company may file with the SEC other relevant documents concerning the proposed transaction.

INVESTORS AND SHAREHOLDERS OF JOHN MARSHALL AND THE COMPANY AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHN MARSHALL, THE COMPANY AND THE PROPOSED TRANSACTION.

Investors and shareholders are able to obtain a free copy of the Registration Statement, the Definitive Joint Proxy Statement/Prospectus, and other relevant documents filed with the SEC containing information about John Marshall and the Company, without charge, at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by John Marshall will be made available free of charge in the “Investor Relations” section of John Marshall’s website, investor.johnmarshallbank.com, or can be obtained by requesting by mail at John Marshall Bancorp, Inc., 1943 Isaac Newton Square East, Suite 100, Reston, Virginia 20190, Attention: Corporate Secretary. Copies of documents filed with the SEC by the Company will be made available free of charge in the “Investor Relations” section of the Company’s website, investors.bankofclarke.bank, or can be obtained by requesting by mail at Eagle Financial Services, Inc., 2 East Main St, P.O. Box 391, Berryville, Virginia 22611, Attention: Secretary. The information on John Marshall’s or the Company’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

The Company, John Marshall and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of the Company and shareholders of John Marshall in respect of the proposed transaction under the rules of the SEC. Information regarding the Company’s directors and executive officers is available in its definitive proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 8, 2026, and certain other documents filed by the Company with the SEC. Information regarding John Marshall’s directors and executive officers is available in its definitive proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 29, 2026, and certain other documents filed by John Marshall with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is and will be contained in the Definitive Joint Proxy Statement/Prospectus related to the proposed transaction and other relevant materials filed with the SEC by the Company and John Marshall, respectively. Free copies of these documents may be obtained as described in the preceding section.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.